LAW OFFICE OF MICHAEL M. KESSLER, P.C.

February 10, 2010

Mr. Douglas Brown or
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Amendment No. 8 to Registration Statement on Form S-1
        File No. 333-151085
        Filed: February 11, 2010

Dear Mr. Brown:

Pursuant to our previous conversation, Crater Mountain Resources, Inc. is hereby submitting for review its Amendment No. 8 to the registration statement on Form S-1.  It has amended the registration statement to change the prior disclosures regarding its reliance on Regulation D for the issuance of the shares to its reliance solely on Section 4(2) of the Securities Act of 1933, as amended.  Please see page 24 under the sub-section entitled “Historical Stock Transactions” and page 47 under Part II, Item 15. Recent Sales of Unregistered Securities.

The Company has also included its December 31, 2009 quarterly financial statements in the updated registration statement.

In addition, the Company will be submitting for the Commission’s approval a request for acceleration of its registration statement with all applicable undertakings within a few days of the filing of this Amendment.

If you have any questions, please contact me at your earliest convenience.

Sincerely,

/s/ Michael M. Kessler

The Law Office of Michael M. Kessler
By: Michael M. Kessler, Esq.

3436 AMERICAN RIVER DRIVE, SUITE 11
TELEPHONE (916) 239-4000
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e-mail: mkessler@mkesslerlaw.com